EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
	(Amounts in millions)
Excluding Interest on Deposits

Income (loss) before income taxes	$(365)	$(113)	$(722)	$279
Fixed charges excluding preferred stock dividends and accretion	147	207	307	428

Income (loss) for computation excluding interest on deposits	(218)	94	(415)	707

Interest expense excluding interest on deposits	130	190	272	394
One-third of rent expense	17	17	35	34
Preferred stock dividends and accretion	58	56	117	107

Fixed charges including preferred stock dividends and accretion	205	263	424	535

Ratio of earnings to fixed charges, excluding interest on deposits	(1.06)	0.36	(0.98)	1.32

Including Interest on Deposits

Income (loss) before income taxes	$(365)	$(113)	$(722)	$279
Fixed charges excluding preferred stock dividends and accretion	341	537	743	1,124

Income (loss) for computation including interest on deposits	(24)	424	21	1,403

Interest expense including interest on deposits	324	520	708	1,090
One-third of rent expense	17	17	35	34
Preferred stock dividends and accretion	58	56	117	107

Fixed charges including preferred stock dividends and accretion	399	593	860	1,231

Ratio of earnings to fixed charges, including interest on deposits	(0.06)	0.72	0.02	1.14